UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 Variflex, Inc.
                                (Name of Issuer)

                                 Common Stock
                       (Title of Class and Securities)

                                 922242-10-2
                    (CUSIP Number of Class of Securities)

                                Mark S. Siegel
                     1801 Century Park East, Suite 1111
                            Los Angeles, CA  90067
                                (310) 843-0050

                                   Copy to:
                               Kendall R. Bishop
                             O'Melveny & Myers LLP
                     1999 Avenue of the Stars, 7th Floor
                            Los Angeles, CA  90067
                                (310) 553-6700

       (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               November 18, 1997

       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13D-
1(b)(3) or (4), check the following box:  [ ]

                 (Continued on following pages)

                       Page 1 of 12 Pages

(1)  NAME OF REPORTING PERSON

          Remy Capital Partners IV, L.P.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)  [X]
                                                  (b)  [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS

          WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                       [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
________________________________________________________________
                    : (7) SOLE VOTING POWER
                    :   -0- shares of Common Stock
                    :
                    : (8) SHARED VOTING POWER
Number Of Shares    :   4,175,396 shares of Common Stock
Beneficially Owned  :
By Each Reporting   : (9) SOLE DISPOSITIVE POWER
Person With         :   2,066,667 shares of Common Stock
                    :
                    : (10) SHARED DISPOSITIVE POWER
                    :   -0- shares of Common Stock
_________________________________________________________________


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,175,396 shares of Common Stock

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                              [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61.9%

(14) TYPE OF REPORTING PERSON

          PN

(1)  NAME OF REPORTING PERSON

          Remy Investors, LLC

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)  [X]
                                                  (b)  [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS

          AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                       [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
________________________________________________________________


                    : (7) SOLE VOTING POWER
                    :   -0- shares of Common Stock
                    :
                    : (8) SHARED VOTING POWER
Number Of Shares    :   4,175,396 shares of Common Stock
Beneficially Owned  :
By Each Reporting   : (9) SOLE DISPOSITIVE POWER
Person With         :   2,066,667 shares of Common Stock
                    :
                    : (10) SHARED DISPOSITIVE POWER
                    :   -0- shares of Common Stock
_________________________________________________________________

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,175,396 shares of Common Stock

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                           [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61.9%

(14) TYPE OF REPORTING PERSON

          OO

(1)  NAME OF REPORTING PERSON

          Mark S. Siegel

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)  [X]
                                                  (b)  [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS

          AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                       [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
_________________________________________________________________


                    : (7) SOLE VOTING POWER
                    :   -0- shares of Common Stock
                    :
                    : (8) SHARED VOTING POWER
Number Of Shares    :   4,175,396 shares of Common Stock
Beneficially Owned  :
By Each Reporting   : (9) SOLE DISPOSITIVE POWER
Person With         :   2,066,667 shares of Common Stock
                    :
                    : (10) SHARED DISPOSITIVE POWER
                    :   -0- shares of Common Stock
_________________________________________________________________

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,175,396 shares of Common Stock

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                           [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61.9%

(14) TYPE OF REPORTING PERSON

          IN

Item 1.   Security and Issuer

          The equity securities to which this statement relates are Common Stock, par value $.001 per share (the "Common Stock") of Variflex, Inc. ("Variflex"), a Delaware corporation with its principal executive offices at 5152 North Commerce Avenue, Moorpark, California 93021. As of November 20, 1997, Variflex had 6,025,397 shares of Common Stock outstanding.


Item 2.   Identity and Background

          (a) This statement is filed by (i) Remy Capital Partners IV, L.P., a Delaware limited partnership ("Remy"), (ii) Remy Investors, LLC, a Delaware limited liability company ("Investors"), and (iii) Mark S. Siegel, an individual ("Siegel"), (collectively, the "Reporting Persons"). In addition, the information set forth in Items (b) through (f) below is included with respect to (1) Randall L. Bishop ("Bishop"), an individual, a member of Investors and a Director of Variflex; and (2) Kenneth N. Berns ("Berns"), an individual and a member of Investors.

               Remy is a private investment and consulting partnership formed for the purpose of (i) the purchase and sale of securities for its own account; and (ii) the provision of consulting services. Investors is the sole general partner of Remy. Siegel is the president and sole managing member of Investors. Siegel is in a position to determine the investment and voting decisions made by Investors and, consequently, by Remy. Therefore, Siegel is the beneficial owner of the shares of Common Stock of Variflex acquired by Remy, and the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934 (the "Exchange Act") with respect to such shares. In addition, pursuant to the Voting Agreement (as defined below), the Reporting Persons and the Losi Entities (as defined below) may also be deemed to be a "group" within the meaning of Rule 13d-5 under the Exchange Act with respect to the shares acquired by Remy.

          (b) The business address of each of Remy, Investors, Siegel, Bishop and Berns is:

                    1801 Century Park East, Suite 1111
                    Los Angeles, California  90067

          (c) The present principal occupation or employment of each of the Reporting Persons, Bishop and Berns is as follows:

               Remy:               private investment and
                                   consulting partnership

               Investors:          general partner of Remy

               Siegel:             President of Investors and its
                                   affiliates

               Bishop:        Member of Investors and employee of
its affiliates

               Berns:              Member of Investors and
employee of its affiliates

          (d)  During the last five years, none of the Reporting
Persons or, to the knowledge of the Reporting Persons, neither
Bishop nor Berns, has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, neither Bishop nor Berns, has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of Siegel, Bishop and Berns is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration

          Pursuant to that certain Stock Purchase Agreement dated as of November 18, 1997 (the "Stock Purchase Agreement") by and among Remy, The RHL Limited Partnership, a California limited partnership ("RHL"), EML Enterprises, L.P., a California limited partnership ("EML"), and The BL 1995 Limited Partnership, a California limited partnership ("BL"; RHL, EML and BL are sometimes collectively referred to herein as the "Sellers"), Remy acquired 1,666,667 shares of Common Stock of Variflex for $9,166,668.50 in cash. Such shares were purchased with working investment capital.

          As compensation for the services to be provided to Variflex under that certain Consulting Agreement dated as of November 18, 1997 by and between Remy and Variflex (the "Remy Consulting Agreement"), Variflex granted to Remy a warrant (the "Remy Warrant") to acquire 400,000 shares of the Common Stock of Variflex. Such warrant may be exercised at any time on or prior to November 18, 2004, and on such additional terms as are contained in the Remy Warrant.

          In consideration of the mutual covenants and agreements contained in that certain Voting Agreement dated as of November 18, 1997 by and among Remy, Raymond H. Losi ("Ray Losi"), Raymond
H. Losi, II ("Jay Losi"), Ray Losi, as Trustee of the 1989 Raymond H. Losi Revocable Trust under Declaration of Trust dated January 23, 1989 (the "Ray Trust"), Losi Enterprises Limited Partnership, a California limited partnership ("Enterprises"), Jay Losi and Kathy Losi, as Co-Trustees of the Jay and Kathy Losi Revocable Trust dated January 1, 1989 (the "Jay and Kathy Trust"), EML, Eileen Losi, as Trustee of the Eileen Losi Revocable Trust under Declaration of Trust dated October 13, 1993 (the "Eileen Trust"), Barbara Losi, as Trustee of the 1989 Barbara Losi Revocable Trust under Declaration of Trust dated January 31, 1989 (the "Barbara Trust"), BL, and Ray Losi, as Trustee of the Diane K. Losi Voting Trust (the "Diane Trust") (the "Voting Agreement"), Remy acquired shared voting power with respect to 2,108,729 shares (including 200,000 shares issuable pursuant to the Ray Losi Warrant (as defined below), 100,000 shares issuable pursuant to the Jay Losi Warrant (as defined below) and 18,000 shares issuable pursuant to certain options granted to Jay Losi (as described in Variflex's Form 10-K/A, Amendment No. 1 for the fiscal year ended July 31, 1997) (the "Jay Losi Options"), which warrants and options are presently exercisable or exercisable within 60 days, as the case may be) of the Common Stock of Variflex with the Losi Entities. For purposes hereof, Ray Losi, Jay Losi, Enterprises, Kathy Losi, Eileen Losi, Barbara Losi, EML and BL are sometimes collectively referred to herein as the "Losi Entities" and individually as a "Losi Entity".

Item 4.   Purpose of Transaction

          The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired primarily for investment purposes, however the Reporting Persons expect to be actively involved influencing the management and strategic direction of Variflex.

          In connection with the transaction described in the Stock Purchase Agreement, the following changes in Variflex's Board of Directors and executive officers have occurred: (i) Barbara Losi, Gerald I. Boyce and Marvin G. Murphy resigned from their positions as directors of Variflex; (ii) Siegel and Randall
L. Bishop, a Remy nominee, have been elected to the Board of Directors of Variflex; (iii) Ray Losi resigned as Chairman of the Board of Directors of Variflex and Siegel has been elected to fill such position; and (iv) Ray Losi resigned from his position as Chief Executive Officer of the Company and Jay Losi has been elected to fill such position. Further, pursuant to the terms of the Voting Agreement, Remy and each of the Losi Entities have agreed to vote all of the shares of Variflex stock owned by them or which they have a right to vote and to take all such other action as may be necessary so that each of the following occurs and remains in effect throughout the term of the Voting
Agreement: (1) Variflex's Board of Directors shall have no more than 6 members; and (2) 2 of such directors shall be individuals selected by Remy, 2 of such directors shall be individuals selected by a majority vote of the Losi Entities and 2 of such directors shall be "independent" directors.

          Depending upon the Reporting Persons' continuing evaluation of Variflex's business and prospects, alternative investment opportunities and any other factors Reporting Persons deem relevant, the Reporting Persons may, from time to time, purchase additional shares of Common Stock of Variflex on the open market or in privately negotiated transactions or otherwise.

The Reporting Persons have no present intention of selling any shares of Common Stock of Variflex, but reserve the right to do so, in whole or in part, at any time, in open market transactions, privately negotiated transactions or otherwise. Subject to the foregoing, the Reporting Persons have no other plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, as a part of their ongoing review of investment alternatives, the Reporting Persons have not excluded the possibility of considering such matters in the future, and, from time to time, the Reporting Persons may seek to hold discussions with other stockholders of Variflex and other third parties, including competitors or potential competitors of Variflex, regarding possible transactions of the types described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may also seek to have discussions with management of Variflex and may make suggestions and/or recommendations to management of Variflex with respect to the business of Variflex. The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to Variflex, and formulate plans or proposals with respect to any of such matters.


Item 5.   Interest in Securities of the Issuer

          To the extent that the responses in this Item 5 relate to persons other than the Reporting Persons, said responses are qualified in that they are made to the best knowledge of the Reporting Persons.

          (a) As of the date hereof, Remy and each of the Losi Entities is the direct, beneficial owner of 4,175,396 shares of Common Stock of Variflex (the "Shares"). Of such Shares, (i) 400,000 (the "Remy Warrant Shares") (ii) 200,000 (the "Ray Losi Warrant Shares") and (iii) 100,000 (the "Jay Losi Warrant Shares") are deemed to be beneficially owned by Remy and each of the Losi Entities pursuant to the Remy Warrant, that certain warrant dated as of November 18, 1997 by and between Ray Losi and Variflex (the "Ray Losi Warrant") and that certain warrant dated as of November 18, 1997 by and between Jay Losi and Variflex (the "Jay Losi Warrant"), respectively, which warrants, subject to certain terms and conditions contained therein, are presently exercisable. Additionally, 18,000 of such Shares are deemed to be beneficially owned by Remy and each of the Losi Entities pursuant to the Jay Losi Options, which options are exercisable within 60 days. The Shares represent approximately 61.9% of the outstanding shares of Common Stock of Variflex (based upon the number of shares that were reported to be outstanding by Variflex as of November 20, 1997, as reported in Variflex's Form 10-K/A Amendment No. 1 for the fiscal year ended July 31, 1997). Investors does not directly own any shares of the Common Stock of Variflex; however, by virtue of its position as the sole general partner of Remy, Investors may be deemed to own beneficially the Shares held by Remy. Similarly, Siegel does not directly own any shares of the Common Stock of Variflex; however, by virtue of his control over the investment and voting decisions of Investors, and therefore, Remy, Siegel may be deemed to own beneficially the Shares held by Remy. Therefore, Siegel is the indirect beneficial owner of 4,175,396 shares of Common Stock of Variflex, which constitutes approximately 61.9% of the outstanding shares of the Common Stock of Variflex.

          (b) Remy, Investors and Siegel have the sole power to dispose or to direct the disposition of 2,066,667 shares (including 400,000 shares issuable pursuant to the Remy Warrant) of the Common Stock of Variflex held by Remy. Enterprises has the sole power to dispose or to direct the disposition of 807,507 shares of the Common Stock of Variflex held by it. EML has the sole power to dispose or to direct the disposition of 263,908 shares of the Common Stock of Variflex held by it. BL has the sole power to dispose or to direct the disposition of 100,000 shares of the Common Stock of Variflex held by it. Ray Losi, individually, and as Trustee of the Ray Trust and the Diane Trust, has the sole power to dispose or to direct the disposition of 472,876 shares (including 200,000 shares issuable pursuant to the Ray Losi Warrant) of the Common Stock of Variflex held by Ray Losi and such trusts. Jay Losi has the sole power to dispose of or to direct the disposition of 118,000 shares issuable pursuant to the Jay Losi Warrant and the Jay Losi Options, while Jay Losi and Kathy Losi, as Co-Trustees of the Jay and Kathy Trust, share the power to dispose or to direct the disposition of 120,000 shares of the Common Stock of Variflex held by such trust.
Eileen Losi, as Trustee of the Eileen Trust, has the sole power to dispose or to direct the disposition of 120,000 shares of the Common Stock of Variflex held by such trust. Barbara Losi, as Trustee of the Barbara Trust, has the sole power to dispose or to direct the disposition of 106,438 shares of the Common Stock of Variflex held by such trust.

               Remy, Investors, Siegel and the Losi Entities may be deemed to share the power to vote or to direct the vote of 4,175,396 shares of the Common Stock of Variflex held by Remy and certain of the Losi Entities.

          The following information is given in response to Item 5(b) of Schedule 13D with respect to each of the following persons with whom the power to vote or to direct the vote of the shares of Common Stock of Variflex acquired by Remy is shared pursuant to the Voting Agreement: (i) Ray Losi, an individual and a Director of Variflex and the Trustee of certain trusts party to the Voting Agreement; (ii) Jay Losi, an individual and a Director, Chief Executive Officer, President, and Chief Operating Officer of Variflex and the Co-Trustee of a trust party to the Voting Agreement; (iii) Enterprises, a California limited partnership; (iv) Kathy Losi, an individual and Co-Trustee of a trust party to the Voting Agreement; (v) Eileen Losi, an individual and Trustee of a trust party to the Voting Agreement;
(vi) Barbara Losi, a former Director of Variflex and a Trustee of a trust party to the Voting Agreement; (vii) EML, a California limited partnership; and BL, a California limited partnership.

               The business address of each of the Losi Entities is:

                    5152 North Commerce Avenue
                    Moorpark, California  93021

               The present principal occupation or employment of each of the Losi Entities is as follows:

               Ray Losi:      Director of Variflex and Consultant
to Variflex

               Jay Losi:      Director, Chief Executive Officer,
                              President and Chief Operating
                              Officer of Variflex

               Barbara Losi:       private investor

               Eileen Losi:        private investor

               Kathy Losi:         private investor, controller
                                   of insurance brokerage firm

               Enterprises:        family limited partnership

               EML:           family limited partnership

               BL:            family limited partnership

               During the last five years, none of the Losi
Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               During the last five years, none of the Losi
Entities has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Ray Losi, Jay Losi, Barbara Losi, Eileen Losi and
Kathy Losi are all citizens of the United States of America.

          (c) Pursuant to the Stock Purchase Agreement, on November 18, 1997, Remy purchased 1,666,667 shares of the Common Stock of Variflex from the Sellers at a purchase price of $5.50 per share by means of a privately negotiated transaction. Pursuant to the Remy Warrant, on November 18, 1997, Remy acquired a warrant to purchase 400,000 shares of the Common Stock of Variflex from Variflex at an exercise price of $5.10 per share. Said warrant may be exercised at any time on or prior to November 18, 2004. Pursuant to the Ray Losi Warrant, on November 18, 1997, Ray Losi acquired a warrant to purchase 200,000 shares of the Common Stock of Variflex from Variflex at an exercise price of $5.10 per share. Said warrant may be exercised at any time on or prior to November 18, 2004. Pursuant to the Jay Losi Warrant, on November 18, 1997, Jay Losi acquired a warrant to purchase 100,000 shares of the Common Stock of Variflex from Variflex at an exercise price of $5.10 per share. Said warrant may be exercised at any time on or prior to November 18, 2004.

          (d) To the best of the Reporting Persons' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Variflex which the Reporting Persons may be deemed to own beneficially.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings of
          Relationships with Respect to Securities of Issuer

          The responses set forth in Items 3 and 4 are incorporated herein by reference in their entirety.

          1. Voting Agreement: Pursuant to the Voting Agreement, Remy and each of the Losi Entities agreed to vote all of the shares of Variflex stock owned by them or which they have a right to vote and to take all such other action as may be necessary so that each of the following occurs and remains in effect throughout the term of the agreement: (i) Variflex's Board of Directors shall have no more than 6 members; and (ii) 2 of such directors shall be individuals selected by Remy, 2 of such directors shall be individuals selected by a majority vote of the Losi Entities and 2 of such directors shall be "independent" directors. Each of Remy and the Losi Entities also granted to each other certain rights of first offer in the event that Remy or any of the Losi Entities desire to sell or transfer any of the shares of stock of Variflex owned by them to anyone other than a "Permitted Transferee". The Voting Agreement shall terminate on the earlier to occur of December 31, 2007 or the date in which Remy transfers all of the shares of stock of Variflex owned by it to its partners.

          The description of the Voting Agreement is qualified in its entirety by reference to the full text thereof, filed as
Exhibit 4 attached hereto and incorporated herein by reference.

          Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Variflex, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.   Material to be filed as Exhibits

          1.   Joint Acquisition Statement.

          2.   Stock Purchase Agreement dated as of November 18,
1997 by and among Remy, RHL, EML and BL.

          3. Warrant dated as of November 18, 1997 by and between Remy and Variflex.

          4. Voting Agreement dated as of November 18, 1997 by and among Remy, Ray Losi, Jay Losi, Ray Losi, as Trustee of the Ray Trust, Enterprises, Jay Losi and Kathy Losi, as Co-Trustees of the Jay and Kathy Losi Trust, EML, Eileen Losi, as Trustee of the Eileen Losi Trust, Barbara Losi, as Trustee of the Barbara Losi Trust, BL, and Ray Losi, as Trustee of the Diane Trust.

          5. Warrant dated as of November 18, 1997 by and between Ray Losi and Variflex.

          6. Warrant dated as of November 18, 1997 by and between Jay Losi and Variflex.

                            SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 26, 1997


                                   REMY CAPITAL PARTNERS IV, L.P.

                                   By:   Remy Investors, LLC
                                         General Partner

                                         By:/s/ Mark S. Siegel
                                            Mark S. Siegel
                                            President


                                   REMY INVESTORS, LLC

                                   By:/s/ Mark S. Siegel
                                          Mark S. Siegel
                                          President

                                   /s/ Mark S. Siegel
                                      MARK S. SIEGEL

                          EXHIBIT INDEX

Exhibit No.         Description

1.                  Joint Acquisition Statement

2.                  Stock Purchase Agreement

3.                  Warrant

4.                  Voting Agreement

5.                  Warrant

6.                  Warrant